UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number 001-08588

Imperial Chemical Industries PLC

ICI Wilmington Inc.

(Exact name of Registrant as specified in its charter)

Imperial Chemical Industries PLC 20 Manchester Square London W1U 3AN England
011-44-(0)20-7009-5000

ICI Wilmington Inc. 1000 Uniqema Boulevard Building L-14 New Castle Wilmington, Delaware 19720
(302) 574 3075

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing four Ordinary Shares of £1 each
Ordinary Shares of £1 each
Debt Securities
Guaranteed Debt Securities
Share Rights
Preference Shares
Debt Warrants

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filters)

Unless the context otherwise indicates, references in this Form 15F to “we”, “us”, “our”, “ICI” or the “Company” are to Imperial Chemical Industries PLC, an English public limited company, alone or together with its subsidiary undertakings, as the context so permits.

In this Form 15F, the term “Ordinary Shares” or “Shares” refers to ordinary shares of £1 each of the Company, and the term “ADSs” refers to American depositary shares each representing four ordinary shares and evidenced by American depositary receipts (“ADRs”).

PART I

Item 1. Exchange Act Reporting History

We have been required to file reports under section 13(a) or section 15(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”) since 1983, when our American Depositary Shares (ADSs) were sold in a registered offering under the Securities Act of 1933 and listed on The New York Stock Exchange (“NYSE”).

We have filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission (the “SEC”) rules for the 12 months preceding the filing of this form, including our annual report on Form 20-F for the fiscal year ended December 31, 2005.

Item 2. Recent United States Market Activity

Our securities were last sold in a registered offering under the Securities Act of 1933 on November 20, 2003.

Item 3. Foreign Listing and Primary Trading Market

The primary trading market for the Company’s common shares is The London Stock Exchange, which is located in London, England.  The symbol of our common shares on the London Stock Exchange is “ICI”.  The initial date of listing of our common shares on the London Stock Exchange was July 3, 1946, and we have maintained this listing to date.

The percentage of trading in the Company’s common shares that occurred on The London Stock Exchange as of a recent 12-month period was 95.2%. The first and last day of the recent 12-month period were April 27, 2006 and April 26, 2007, respectively.

Item 4. Comparative Trading Volume Data

The average daily trading volume (“ADTV”) of the American Depositary Shares in the United States during a recent 12-month period has been less than 5% of the ADTV of the Company’s ordinary shares on a worldwide basis for the same period.

From June 19, 2006 to June 18, 2007, the ADTV of ordinary shares was 396,300 in the United States (representing 99,075 ADSs) and 11,003,364 on a worldwide basis (including the United States).

From June 19, 2006 to June 18, 2007, the average daily trading volume in the United States as a percentage of ADTV on a worldwide basis was 3.6%.

The Company voluntarily applied for delisting of its ADSs from the NYSE pursuant to Form 25 filed with the SEC on June 8, 2007.  The delisting became effective on 18 June, 2007.

Our source of the trading volume information used for determining whether we have met the requirements of Rule 12h-6 was Bloomberg, using a model created by Merrill Lynch.

Item 5. Alternative Record Holder Information

Not Applicable.

Item 6. Debt Securities

As of April 16, 2007, each of the registered debt securities were held by 145 holders of record on a worldwide basis.

Item 7. Notice Requirement

In accordance with Rule 12h-6(h), we issued a press release on May 29, 2007 disclosing our intent to file a Form 15F to deregister and terminate our duty to file reports under section 13(a) or 15(d) of the Exchange Act. The press release was published on major wire services including Thomson Financial and submitted to the SEC on Form 6-K on June 4, 2007. Additionally, the notice was published on our website.

Item 8. Prior Form 15 Filers

Not Applicable.

PART II

Item 9. Rule 12g3-2(b)

We will publish the information required under Rule 12g3-2(b)(1)(iii) on our website at http://www.ici.com.

PART III

Item 10. Exhibits

Not Applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1. The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Imperial Chemical Industries PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Imperial Chemical Industries PLC certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

IMPERIAL CHEMICAL INDUSTRIES PLC

Date: June 21, 2007	By:	/s/ A. M. Ransom
		Name:	A. M. Ransom
		Title:	General Counsel and Company Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, ICI Wilmington Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, ICI Wilmington Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ICI WILMINGTON INC.

Date: June 21, 2007	By:	/s/ A. M. Ransom
		Name:	A. M. Ransom
		Title:	General Counsel and Company Secretary of Imperial Chemical Industries PLC and duly authorized signatory